FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga granted Priority Review in the US for the treatment of patients with chronic kidney disease

6 January 2021 07:00 GMT

Farxiga granted Priority Review in the US
for the treatment of patients with chronic kidney disease

Farxiga could become the first SGLT2 inhibitor approved to treat patients with chronic kidney disease, with and without type-2 diabetes

AstraZeneca's Farxiga (dapagliflozin) has been granted Priority Review in the US for the treatment of new or worsening chronic kidney disease (CKD) in adults with and without type-2 diabetes (T2D).

The Food and Drug Administration (FDA) grants Priority Review to regulatory submissions for medicines that offer significant advances over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance. The Prescription Drug User Fee Action date, the day the FDA targets for their regulatory decision, will be during the second quarter of 2021.

CKD, a condition defined by decreased kidney function, is often associated with a heightened risk of heart disease or stroke, or the need for dialysis or kidney transplant.1-3 CKD is expected to become the world's fifth leading cause of mortality by 2040.4 Currently in the US, 37 million people are estimated to have CKD.1

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "This decision brings us a step closer to delivering this new treatment option for the millions of patients living with chronic kidney disease in the US. Farxiga has the potential to be a truly transformational medicine across a breadth of diseases, including type-2 diabetes, heart failure with reduced ejection fraction and, if approved, chronic kidney disease."

The acceptance of the regulatory submission by the FDA and the granting of Priority Review was based on clinical evidence from the DAPA-CKD Phase III trial. The trial showed that Farxiga, on top of standard of care consisting of an angiotensin-converting enzyme inhibitor (ACEi) or an angiotensin receptor blocker (ARB), reduced the risk of the composite of worsening of renal function or risk of cardiovascular (CV) or renal death by 39%, the primary endpoint, compared to placebo (absolute risk reduction [ARR] 5.3%, p<0.0001) in patients with CKD Stages 2-4 and elevated urinary albumin excretion. It also significantly reduced the risk of death from any cause by 31% (ARR 2.1%, p=0.0035) compared to placebo.5 The safety and tolerability of Farxiga were consistent with the well-established safety profile of the medicine.

In March 2020, an independent Data Monitoring Committee recommended the trial be stopped early, based on its determination of overwhelming efficacy. Detailed results from the DAPA-CKD trial were shared in August 2020 and published in The New England Journal of Medicine.6

In October 2020, Farxiga received Breakthrough Therapy Designation in the US for patients with CKD with and without T2D. In the US, Farxiga is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with T2D. In May 2020 Farxiga was approved in the US to reduce the risk of CV death and hospitalisation for heart failure (hHF) in adults with heart failure (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D.

Chronic kidney disease
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced estimated glomerular filtration rate [eGFR] or markers of kidney damage, or both, for at least three months)7 affecting nearly 850 million people worldwide, many of them still undiagnosed.8 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.9 CKD is associated with significant patient morbidity and an increased risk of CV events, such as heart failure (HF) and premature death. In its most severe form, known as end-stage kidney disease (ESKD), kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.1 The majority of patients with CKD will die from CV causes before reaching ESKD.10

DAPA-CKD
DAPA-CKD was an international, multi-centre, randomised, double-blinded trial in 4,304 patients designed to evaluate the efficacy of dapagliflozin 10mg, compared with placebo, in patients with CKD Stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga was given once daily in addition to standard of care consisting of an ACEi or an ARB. The primary composite endpoint was worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD and death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD and renal death), the composite of CV death or hHF, and death from any cause. The trial was conducted in 21 countries.6

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 (SGLT2) inhibitor.

The research for Farxiga is advancing from cardiorenal effects to prevention and organ protection as science continues to identify the underlying links between the heart, kidneys and pancreas. Damage to one of these organs can cause the other organs to fail - contributing to leading causes of death worldwide, including T2D, HF and CKD.

For nearly a decade Farxiga has been an effective monotherapy and part of combination therapy as an adjunct to diet and exercise to improve glycaemic control in adults with T2D. Following results from the landmark DECLARE-TIMI 58 Phase III CV outcomes trial, it is approved in adults with T2D to reduce the risk of hHF or CV death when added to standard of care. Farxiga is also the first SGLT2 inhibitor approved for the treatment of HFrEF in adults with and without T2D.

In August 2020, results from the DAPA-CKD Phase III trial demonstrated that Farxiga achieved unprecedented reduction in the composite risk of kidney failure and CV or renal death in patients with CKD versus placebo, and is now the first SGLT2 inhibitor shown to significantly prolong survival in a renal outcomes trial for this patient population and provide organ protection. Farxiga is not indicated for the treatment of CKD.

DapaCare is a robust programme of clinical trials to evaluate the potential CV, renal and organ protection benefits of Farxiga. It includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience. It is currently being assessed in patients with HF with preserved ejection fraction in the DELIVER Phase III trial. Farxiga is also being tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Centers for Disease Control and Prevention (CDC). Chronic Kidney Disease in the United States, 2019; 11 March 2019 [cited 22 October 2020]. Available from: URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
2.   Segall L et al. Heart Failure in Patients with Chronic Kidney Disease: A Systematic Integrative Review. Biomed Res Int 2014; 2014:937398.
3.   Bikbov B et al. Global, Regional, and National Burden of Chronic Kidney Disease, 1990-2017: A Systematic Analysis for the Global Burden of Disease Study 2017. Lancet 2020; 395(10225):709-33.
4.   Foreman KJ et al. Forecasting Life Expectancy, Years of Life Lost, and All-Cause and Cause-Specific Mortality for 250 Causes of Death: Reference and Alternative Scenarios for 2016-40 for 195 Countries and Territories. Lancet 2018; 392:2052-90.
5.   Heerspink H. DAPA-CKD - Dapagliflozin in Patients with Chronic Kidney Disease. presented at: ESC Congress 2020 - The Digital Experience, 2020 August 29 - September 01.
6.   Heerspink HJL et al. Dapagliflozin in Patients with Chronic Kidney Disease. N Engl J Med 2020; 383(15):1436-46.
7.   Kidney Disease: Improving Global Outcomes (KDIGO) Anemia Work Group. KDIGO Clinical Practice Guideline for Anemia in Chronic Kidney Disease. Kidney International Supplement 2012; 2:279-335.
8.   Jager KJ et al. A Single Number for Advocacy and Communication-Worldwide More than 850 Million Individuals Have Kidney Diseases. Nephrol Dial Transplant 2019; 34(11):1803-5.
9. National Kidney Foundation. Kidney Disease: Causes; 2015 [cited 2020 Sep 23]. Available from: URL: https://www.kidney.org/atoz/content/kidneydiscauses
10.  Briasoulis A, Bakris GL. Chronic Kidney Disease as a Coronary Artery Disease Risk Equivalent. Current Cardiology Reports 2013; 15(3):340.

Adrian Kemp
Company Secretary
AstraZeneca PLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 January 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary